              UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

         FORM 1-U

             CURRENT REPORT
        PURSUANT TO REGULATION A

            December 12, 2019
          (Date of Report (Date of earliest event reported))

        BLACK BIRD POTENTIALS INC.
        (Exact name of registrant as specified in its charter)

            Commission File Number: 024-10976

           Wyoming
           (State of other jurisdiction of incorporation or organization)

          83-2242607
          (I.R.S. Employer Identification No.)

        47123 Michel Road, Ronan, Montana 59864
        (Address of principal executive offices)

         406-214-0589
           (Issuer's telephone number, including area code)

         Common Stock
         (Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

 On December 12, 2019, we entered into a plan and agreement of merger with Digital Development Partners, Inc., a Nevada corporation traded in the over-the-counter market under the "DGDM" trading symbol ("DGDM"), pursuant to which our company, Black Bird Potentials Inc., is to become a wholly-owned subsidiary of DGDM.

 Pursuant to the merger agreement, DGDM is to issue a total of 120,000,000 shares, or 80% of the post-transaction shares, of its common stock to the shareholders of our company. The closing under the merger agreement is to occur upon the satisfaction of certain conditions precedent, including the cancellation of substantially all of the existing indebtedness of DGDM, including accrued interest, by the issuance of shares of common stock. Our management sees no impediment to the consummation of the merger agreement.

Item 9. Other Events

 In connection with our entering into the merger agreement with DGDM, DGDM issued the press release reproduced below:

        * * * START PRESS RELEASE * * *

 Digital Development Partners Signs Definitive Agreement to Acquire Black Bird Potentials Inc.

 December 13, 2019 - Digital Development Partners, Inc. (OTC PINK - DGDM) announced today that it has signed a definitive agreement to acquire Black Bird Potentials Inc., a Montana-licensed industrial hemp grower and a manufacturer and distributor of CBD products under its "Grizzly Creek Naturals" label.

 Further information concerning Black Bird Potentials is available on the SEC's EDGAR system at
 www.sec.gov//cgi-bin/browse-edgar?company=black+bird&owner=exclude&action=getcompany.

 Digital Development Partners and Black Bird Potentials are aware of no impediment to closing the acquisition transaction by the end of January 2020.

 About Black Bird Potentials Inc.

 Founded in October 2018, Black Bird Potentials manufactures and sells CBD products, including CBD Oils and CBD-infused personal care products. In addition, Black Bird Potentials is a licensed grower of industrial hemp under the Montana Hemp Pilot Program. Black Bird
 Potentials is the exclusive U.S. distributor for MiteXstream, a pesticide effective in the eradication of spider mites, a pest that destroys crops, especially cannabis, hops, coffee and house plants. EPA approval of MiteXstream is expected in the summer of 2020.

 About Digital Development Partners, Inc.

 Digital Development Partners, Inc. has, for the past four years, been seeking to acquire a suitable going business.

 Notice Regarding Forward-Looking Statements

 This news release contains forward-looking information including statements that include the words "believes," "expects," "anticipate,"
 or similar expressions. Such forward looking-statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the company to differ materially from those expressed or implied by such forward-looking statements. In addition, description of anyone's past success, either financial or strategic, is no guarantee of future success. This news release speaks as of the date first set forth above and the company assumes no responsibility to update the information included herein for events occurring after the date hereof. Information concerning these and other factors can be found in the Company's filings with the SEC, including its Forms 10-K, 10-Q, and 8-K, which can be obtained on the SEC's website at http://www.sec.gov.

        * * * END OF PRESS RELEASE * * *

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended
(the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts,"
"intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on
Form 1-A dated April 24, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

 Exhibit No. Description

    6.1  Plan and Agreement of Merger between Black Bird Potentials Inc. and Digital Development Partners, Inc.

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       BLACK BIRD POTENTIALS INC.

       By: /s/ ERIC NEWLAN
        Eric Newlan
        Vice President and General Counsel
Date: December 16, 2019